Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               RheingaustraBe 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                          No   X
                      -----                                        ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index



1. Press Release issued January 22, 2003 regarding Hitco's subsidiary wins follow-up order from Boeing.

                                    EXHIBIT 1


SGL Carbon's Hitco Subsidiary Wins Follow-up Order from Boeing

    WIESBADEN, Germany--Jan. 22, 2003--SGL Carbon Group's Hitco Carbon Composites, Inc., subsidiary located in Gardena/Los Angeles (California) announced today that it has entered into agreements with The Boeing Company to produce large composite tailcone structures for up to 60 more C-17 Globemaster III transport aircrafts for the US armed forces.
    This is in addition to the 110 already delivered to Boeing and the 14 units remaining to be built under the first contract.
    Hitco will produce around 20 units per year beginning in 2004. "Hitco is pleased to continue its participation in the C-17 Globemaster III program," said Paul Pendorf, President of Hitco. "The C-17 is the world's most versatile airlifter. It serves all logistics requirements of the US armed forces and its allies."
    Hitco Carbon Composites, Inc., is part of the business unit SGL Technologies and manufactures advanced composite materials for defense, aerospace and industrial applications. Products range from solid rocket motor nozzle assemblies, aircraft assemblies, wet and dry friction applications such as military aircraft and automobile racing carbon-carbon brakes, automotive torque control assemblies and transmissions, to materials for industrial insulation for the aluminum and steel industries, chemical process industries and petroleum plants among others. HITCO continues to be an innovative leader in the advancement of carbon composite technologies.

    Important Notice:

    This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: SGL Carbon
             Media Relations: Stefan Wortmann, +49 611 60 29 105
             Fax: +49 6 11 60 29 101, Mobile: +49 170 540 2667
             stefan.wortmann@sglcarbon.de; www.sglcarbon.com


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SGL CARBON Aktiengesellschaft



Date: January 22, 2003          By: /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                                    By:      /s/ Dr. Bruno Toniolo
                                             -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                    Title:   Member of the Board of Management

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